UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE




                                                              November 18, 2019


  Via Email

  Edward S. Horton
  Seward & Kissel LLP
  One Battery Park Plaza
  New York, New York 10004

           Re:     Diana Shipping Inc.
                   Schedule TO-I filed on November 12, 2019
                   File No. 005-81513

  Dear Mr. Horton:

          The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. All defined terms used herein have the same meaning as in the Offer to Purchase attached as Exhibit (a)(1)(A) to the Schedule TO-I. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Schedule TO-I - General

      1. Please ensure that the cross-references in the Schedule TO-I to the various sections of the
         Offer to Purchase are accurate. For example, we note that the cross reference in Item 3 of the Schedule TO-I to Section 10 of the Offer to Purchase ("Interest of Directors and
         Executive Officers; Transactions and Arrangements Concerning the Shares") may be
         intended to be a reference to Section 9 of the Offer to Purchase ("Information About
         Diana Shipping Inc.").

      2. Rule 13e-3 applies to any transaction "or series of transactions" that has a reasonable likelihood or purpose of producing one of the effects enumerated in Rule 13e-3(a)(3)(i).
        This is currently the sixth successive issuer tender offer conducted by the issuer since
       November 2018. Please be aware that, while each offer has included a condition premised on the non-applicability of Rule 13e-3 to that particular offer, if a succession of transactions results in a going private effect, Rule 13e-3 may be implicated. In that case, we will analyze whether the transaction that ultimately has the going private effect as outlined in Rule 13e-3(a)(3)(i) is part of a series of transactions within the meaning of the
       Rule. If so, Schedule 13E-3 must be filed at the first step. Please confirm your understanding in your response letter.

Exhibit (a)(1)(A)   Offer to Purchase

Important

   3. Please refer to the following statement made in the second-to-last paragraph, the substance of which is repeated elsewhere throughout the Offer to
Purchase: "We are not
      making the Offer to, and will not accept any tendered shares from, shareholders in any jurisdiction where it would be illegal to do so." While offer materials need not be disseminated into jurisdictions where it is impermissible to do so, please revise this statement to remove the implication that tendered shares will not be accepted from all holders. Refer to Rule 13e-4(f)(8)(i) and Section II.G.1 of Securities Exchange Act
      Release No. 58597 (September 19, 2008). Alternatively, please revise the statement to limit the restriction to only U.S. states instead of all jurisdictions to conform to the regulatory text in Rule 13e-4(f)(9)(ii). Please make corresponding changes throughout the Offer to Purchase where such language appears, including the "Miscellaneous"
      section.

Purpose of the Offer; Certain Effects of the Offer; Other Plans, page 3

   4. In the last paragraph on page 3, you state that "one or more additional tender offers may be in our best interests. Any changes in the dry bulk sector or in our stock price, among other factors, could result in a different conclusion." Please expand to provide more specific guidance regarding the factors that would cause the issuer to conduct one or more additional tender offers. Describe the types of stock price movements or changes in the dry bulk sector that could lead to this decision.

Purchase of Shares and Payment of Purchase Price, page 9

   5. Please refer to the following statement made in the second paragraph: "In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay in the event of proration . . . ."
Modify the
      qualification regarding the possible delay in the event of proration by stating that payment will be made as promptly as practicable. See Rules 13e-4(f)(5) and 14e-1(c).
      Please note that generally, the Commission has interpreted this to mean no later than three business days after the expiration of a tender offer. See Securities Exchange Act
      Release No. 43069 (July 24, 2000).
 Conditions of the Offer, pages 9-11

   6. Please revise to clarify the following condition: "[A]ny general suspension of, or general limitation on prices for, or trading in, securities on any national securities exchange in the
      United States or in the over-the-counter market." Explain what would be considered a limitation on prices for securities traded on a national exchange.

   7. You have included a condition that will be triggered by the "the commencement or escalation of a war, armed hostilities or other similar national or international calamity"
      without any materiality qualifier on the gravity of such an event or its impact on the issuer or the United States. Therefore, if any event anywhere in the world "triggers" this condition while the Offer is pending, you must promptly amend the offer materials to advise shareholders whether you will waive the condition, or assert it and terminate the
      Offer. Please confirm your understanding in your response letter. Alternatively, please amend the condition to more narrowly tailor it.

   8. Please revise the penultimate condition on page 11 to disclose whether you are aware of any such approval, permit, etc.

   9. The representation in the last paragraph that the issuer's failure "at any time" to exercise any of the rights conferred by the conditions "will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time" suggests the issuer may become aware that an offer condition has been triggered or otherwise has become incapable of being satisfied, yet the Offer may proceed without making a disclosure. As stated elsewhere in the Offer to Purchase, however, the issuer must amend the Offer to disclose material changes. To the extent the issuer becomes aware of any condition being "triggered" that would enable it to terminate the Offer or otherwise cancel its obligation to accept tenders, and the issuer elects to proceed with the Offer anyway, we view that decision as being tantamount to a waiver of the condition. If a material condition is waived, a material change has occurred to the
      Offer within the meaning of Rule 13e-4(c)(3). Please revise the closing paragraph to correct this inconsistency with respect to the issuer's stated understanding of its planned treatment of material changes.

Information About Diana Shipping Inc. - Directors and Senior Management, pages 12-15

   10. Please revise the table of names, ages and positions of directors and senior management to include "Deputy Chief Executive Officer" among Ms. Semiramis Paliou's positions, consistent with her narrative biography.

   11. Please revise the narrative biographies of Messrs. Andreas Michalopoulos and Christos
       Glavanis to indicate how long they have served as directors of the issuer, consistent with the narrative biographies of the issuer's other directors.

Information About Diana Shipping Inc. - Employees, page 16
    12. Please define the terms "DSS" and "DWM," which are not defined anywhere in the Offer to Purchase.

Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the
Shares, page 17

   13. In footnote (1) to the beneficial ownership table, you note that Mr. Simeon Palios "may be deemed to beneficially own" certain shares of the issuer's common stock. Please clarify whether Mr. Palios is disclaiming beneficial ownership of such shares, and if so, explain via footnote the basis for his position. If this language is simply intended to convey that Mr. Palios owns the listed shares based on the definition of beneficial ownership in Rule 13d-3(a), please revise to so state.

   14. Please revise footnote (1) to the beneficial ownership table to include references to Mr.
       Simeon Palios' ownership of the Series C Preferred Stock and his aggregate voting power, taking into account his direct and indirect beneficial ownership of common stock and preferred stock, consistent with the approach in footnote (1) to the beneficial ownership table in the Form 20-F filed by the issuer on March 12, 2019.

   15. It appears that the issuer has repurchased almost 20% of its outstanding shares through issuer tender offers conducted since November 2018 (assuming full participation in this offer). Affiliates of the issuer own almost 30% of its outstanding shares of common stock. Please disclose the aggregate increase in their ownership resulting from these offers including assuming full participation in this Offer. See generally, Item 1008(a) of
       Regulation M-A.

   16. Please revise the paragraph under the header titled "Recent Securities Transactions" to either (1) provide a reference to the specific section of the Form 20-F, filed by the issuer on March 12, 2019, that contains the relevant information being incorporated by reference or (2) replace the reference to the issuer's Form 20-F with a narrative description of the relevant recent securities transactions or an internal cross-reference to the relevant information contained elsewhere in the Offer to Purchase. See Item 1008(b)
       of Regulation M-A.

Exhibit (a)(1)(F)   Press Release

   17. The safe harbor provisions in the Private Securities Litigation Reform Act of 1995 are, by
       their terms, not available for statements made in connection with a tender offer. See
       Securities Act Section 27A(b)(2)(C) and Securities Exchange Act Section 21E(b)(2)(C).
       Please refrain from making further references to the Act or its safe harbor provisions in any future press releases or other communications relating to the Offer or future offers.
       For guidance, refer to Section I.M, Q & A No. 2, in the Manual of Publicly Available
       Telephone Interpretations, Third Supplement, July 2001.


                                         *       *      *
         We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me,
at (202) 551-3263.


                                                           Sincerely,

                                                           /s/ Christina Chalk

                                                           Christina Chalk
                                                           Senior Special
Counsel
                                                           Office of Mergers
and Acquisitions